Mail Stop 3561

July 16, 2007

<u>BY U.S. Mail and via Facsimile</u>

Mr. Bruce Littell
  Chief Executive Officer and Chief Financial Officer
LOGISTICAL SUPPORT, INC.
19734 Dearborn Street
Chatsworth, California 91311

      Re: Logistical Support, Inc.
           Form 10-KSB for fiscal year ended December 31, 2006
           File No. 0-50222

Dear Mr. Littell:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

                Sincerely,

                David R. Humphrey
                Branch Chief